EXHIBIT 99.1

To the shareholders of ADC Therapeutics SA

Invitation to the Annual General Meeting

Date and Time: Thursday, June 30, 2022, at 7:30 a.m. EDT / 1:30 p.m. CEST

Location: Headquarters of ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland (no physical shareholder attendance)

Dear Shareholders,

It is my great pleasure to write to you as the new Chief Executive Officer of ADC Therapeutics. I am very impressed by the Company’s numerous accomplishments to date under Chris Martin’s outstanding leadership and excited about the many opportunities ahead. The Company has a clear mission of delivering next-generation PBD-based ADCs to improve the lives of patients affected by cancer, and this remains the driving force of everything we do.

2021 was an exceptional year for ADC Therapeutics, during which the Company achieved significant business, regulatory and development milestones. The highlight of the year was our first FDA approval of ZYNLONTA® in April 2021 for patients with diffuse large B-cell lymphoma (DLBCL), just five short years after dosing the first patient. It validated our proprietary antibody drug conjugate (ADC) platform and, importantly, introduced a new treatment option to patients with significant medical need. We are pleased with the team’s progress since launch in bringing ZYNLONTA to patients, especially while navigating the challenging COVID environment.

Beyond the first approved indication, we are exploring ZYNLONTA’s potential to expand into earlier lines of therapy where additional treatment options are still needed. Our focused development plan includes several ongoing and planned trials of ZYNLONTA as a combination with other therapies in DLBCL to ensure all patients with lymphoma can receive the maximum benefit from ZYNLONTA.

Our second most advanced therapeutic candidate is camidanlumab tesirine (Cami), a PBD-based ADC targeting CD25 for the treatment of Hodgkin lymphoma. Data from the pivotal Phase 2 trial will be presented at the European Hematology Association Congress in June 2022 and anecdotal stories of late-line patients benefitting from treatment have been truly inspiring to all of us. We are preparing to submit a Biologics License Application (BLA) to the FDA for potential approval.

Beyond hematology, we are leveraging our ADC platform for the development of our robust solid tumor portfolio, including three clinical programs and two preclinical programs. We are exploring Cami in combination with pembrolizumab in a Phase 1b trial in solid tumors. ADCT-901 (targeting KAAG1) is a novel and potential first-in-class therapy currently in a Phase 1 trial in solid tumors such as platinum-resistant ovarian cancer and triple-negative breast cancer. We are also planning to initiate the Phase 1b combination study of ADCT-601 (targeting AXL) in multiple solid tumors in the first half of 2022. In addition, we have a collaboration with the National Cancer Institute (NCI) for ADCT-701 (targeting DLK-1), which is focused on neuroendocrine malignancies, and we are completing preclinical studies to enable the filing of an IND. Finally, our most recently announced solid tumor program is ADCT-212 (targeting PSMA), which is in preclinical development to support an IND filing for metastatic prostate cancer.

As for other corporate and business updates, we have substantial working capital to fund the commercialization of ZYNLONTA and to invest in our pipeline programs. To that end, last year we completed a royalty financing agreement with HealthCare Royalty Partners for up to $325 million, including $225 million upfront and up to $100 million in near term potential milestones. We are also committed to expanding our global reach to provide ZYNLONTA to as many patients worldwide as possible. We are pleased that our Overland ADCT BioPharma joint venture is making good progress with the continued enrollment of the pivotal trial in China, and we are making solid progress in our partnership with Mitsubishi Tanabe Pharmaceutical Corporation for Japan which we announced earlier this year. Finally, we continue to advance our regulatory submission for ZYNLONTA in Europe.

We are committed to carrying out our mission in a responsible, ethical, and sustainable manner that reflects our values and mirrors the innovation of our science. Earlier this year, we launched our inaugural Environment, Social and Governance (ESG) report. It highlights the ways we are working to create and maintain sustainable operations across our business as we are constantly striving to improve our practices. We believe these efforts will enable us to best deliver novel ADCs to better the lives of patients.

Finally, I would like to thank all the employees at ADC Therapeutics for their immense contributions in achieving these accomplishments in 2021 and for their dedication to delivering novel treatment options to patients. I would also like to extend my gratitude to all the physicians and patients for their partnership with the Company and to all our many stakeholders for their continued support. I am excited to have joined ADC Therapeutics at this exciting time when we are well-positioned to execute on our objectives. We look forward to updating you on the continued progress of our innovative programs and business over the weeks and months to come.

Regards,

Ameet Mallik

Chief Executive Officer

adctherapeutics.com

ADC Therapeutics Head Office | Route de la Corniche 3B, 1066 Epalinges, Switzerland ADC Therapeutics America |430 Mountain Avenue, Suite #404. New Providence, NJ 07974, USA

©2022 ADC Therapeutics. All rights reserved.

Important notice regarding COVID-19

Please note that, in accordance with Swiss Covid-19 regulations, the Annual General Meeting of shareholders for 2022 will be held by proxy only. Company shareholders will not be permitted to be physically present at the meeting, but can instead exercise their voting rights for the 2022 Annual General Meeting exclusively by sending voting instructions in accordance with the voting instructions set out herein (please see section titled “Organizational Information” at the end of this document).

We take the safety of our shareholders, directors, officers, employees and service providers very seriously, and thank you for your understanding and the need for these measures.

Agenda and Proposals of the Board of Directors

1.	2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports

The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved, and that the Auditors’ Reports be acknowledged.

2.	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2021.

3.	Appropriation of 2021 Financial Result

The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the year 2020	CHF 645,337,744
Loss for the year 2021	CHF 195,489,062
Loss to be carried forward	CHF 840,826,806

4.	Renewal of Authorized Share Capital

The Board of Directors proposes to renew the Company’s Authorized Share Capital by amending Article 4a, Paragraph 1 of the Articles of Association as follows (the proposed amendments are underlined):

“The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 30, 2024, by a maximum amount of CHF 3,130,800 by issuing a maximum of 39,135,000 fully paid in registered shares with a par value of CHF 0.08 each. Increases in partial amounts shall be permissible.”

Explanations

Under Swiss law, shareholders may authorize the Board of Directors to issue new shares at its discretion up to a maximum of 50% of the existing share capital within a period of two years. The current authorized share capital would lapse on June 9, 2023. The Board of Directors proposes to renew the authorized capital until 2024.

5.	Re-election of the Chairman; election and re-election of the Members of the Board of Directors

The term of office for the Chairman and all members of the Board of Directors expires at the end of the 2022 Annual General Meeting. The Board of Directors proposes the re-election of Ron Squarer (Chairman), Stephen Evans-Freke, Michael Forer, Peter Hug, Christopher Martin, Viviane Monges, Thomas Pfisterer, Tyrell Rivers, Victor Sandor, and Jacques Theurillat for a term of office until completion of the 2023 Annual General Meeting.

Peter B. Corr and Thomas Rinderknecht have informed the Company that they do not wish to stand for re-election as members of the Board of Directors. Peter B. Corr has been a member of the Board of Directors since 2011 and Thomas Rinderknecht since 2016. The Company wishes to extend Peter B. Corr and Thomas Rinderknecht its sincerest thanks for their service.

Information on the professional background of the Chairman and the other current members of the Board of Directors can be found in our 2021 Annual Report and at https://adctherapeutics.com/our-board-of-directors/.

a.	Re-election of Ron Squarer (as Chairman and member of the Board)

b.	Re-election of Stephen Evans-Freke (as member of the Board)

c.	Re-election of Michael Forer (as member of the Board)

d.	Re-election of Peter Hug (as member of the Board)

e.	Re-election of Christopher Martin (as member of the Board)

f.	Re-election of Viviane Monges (as member of the Board)

g.	Re-election of Thomas Pfisterer (as member of the Board)

h.	Re-election of Tyrell Rivers (as member of the Board)

i.	Re-election of Victor Sandor (as member of the Board)

j.	Re-election of Jacques Theurillat (as member of the Board)

k.	Election of Jean-Pierre Bizzari (as member of the Board)

The Board of Directors proposes to elect Jean-Pierre Bizzari as a new member of the Board of Directors for a term of office until completion of the 2023 Annual General Meeting.

The Board of Directors intends to name Jean-Pierre Bizzari, if elected, as a member of the Science &Technology Committee.

Biographical Information: Jean-Pierre Bizzari, M.D., has been nominated to serve as a non-executive member of our Board of Directors. He is a member of the scientific advisory board of France’s National Cancer Institute and a board member of the European Organisation of Research and Treatment of Cancer. From 2008 to 2015, Dr. Bizzari served as Executive Vice President, Group Head of Clinical Development Oncology at Celgene Corporation. Prior to that, he held various senior clinical development positions at Sanofi S.A., Aventis and Rhône-Poulenc. In addition to our board of directors, Dr. Bizzari also serves as a member of the board of directors of Halozyme Therapeutics, Inc., Oxford BioTherapeutics Limited, NETRIS Pharma SAS and Nordic Nanovector ASA, and previously served on the board of directors of Transgene S.A., Onxeo SA and Compugen Limited. Dr. Bizzari holds an M.D. from Nice Medical School.

l.	Election of Ameet Mallik (as member of the Board)

The Board of Directors proposes to elect Ameet Mallik as a new member of the Board of Directors for a term of office until completion of the 2023 Annual General Meeting.

Biographical Information: Ameet Mallik, M.B.A., M.S, was appointed as our Chief Executive Officer on May 6, 2022. From 2005 to April 2021, Mr. Mallik served in various positions at Novartis, including as Executive Vice President and Head, U.S. Oncology from November 2017 to April 2021 and as Senior Vice President, Head of Global Marketing, Value and Access from November 2015 to November 2017. Prior to that, Mr. Mallik held various commercial roles at Sandoz and was a Principal at McKinsey and Company. Most recently, from May 2021 to January 2022, Mr. Mallik served as the Chief Executive Officer of Rafael Holdings, Inc. In addition to our board of directors, Mr. Mallik also serves on the board of directors of Atara Biotherapeutics, Inc. and Rafael Holdings, Inc. Mr. Mallik holds an M.B.A. from The Wharton School at the University of Pennsylvania, and an M.S. in Biotechnology and B.S. in Chemical Engineering, both from Northwestern University.

6.	Election and re-election of the members of the Compensation Committee

The Board of Directors proposes the re-election of Stephen Evans-Freke and Peter Hug as members of the Compensation Committee, each for a term of office until completion of the 2023 Annual General Meeting, subject to their re-election as members of the Board of Directors. If elected, Peter Hug will be appointed chairman of the Compensation Committee. The Board of Directors further proposes the election of Thomas Pfisterer as a member of the Compensation Committee, for a term of office until completion of the 2023 Annual General Meeting, subject to his re-election as member of the Board of Directors.

a. Re-election of Stephen Evans-Freke

b. Re-election of Peter Hug

c. Election of Thomas Pfisterer

7.	Re-election of the Independent Proxy

The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2023 Annual General Meeting.

8.	Re-election of the Statutory Auditor

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2022.

9.	Approval of the Compensation of the Board of Directors and the Executive Committee

a.	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2023 Annual General Meeting

The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,250,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting.

Explanations

The compensation for the Board of Directors and its committees is comprised of cash board fees and participation in the Company’s long term equity incentive plan. Our current Board of Directors is made up of twelve members. Our Chairman is paid both board fees and fees as an advisor to the Company, both of which are included in the maximum aggregate amount. Additional information on the compensation model for the Board of Directors may be found in the 2021 Compensation Report.

b.	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2023

The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 8,000,000 for the financial year 2023.

Explanations

The fixed compensation for the Executive Committee, which currently comprises twelve members, including Ameet Mallik, our recently appointed CEO, is comprised of annual salary, as well as social security and pension contributions, paid by the Company.

c.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2022

The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 46,000,000 for the current financial year 2022.

Explanations

The variable compensation for the Executive Committee, which currently comprises twelve members, including Ameet Mallik, our recently appointed CEO, is comprised of annual cash bonus payments and participation in the Company’s long term equity incentive plan, including stock options and RSUs. The proposal assumes the Company pays the maximum target bonus which is 150% of target. The target ranges are between 30%-60% of base salary.

10.	Employee Stock Purchase Plan

The Board of Directors proposes to approve the Employee Stock Purchase Plan substantially in the form included as an exhibit to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 20, 2022, available on the Commission’s EDGAR system, with such modifications as the Board of Directors deems necessary or appropriate to facilitate the implementation or administration of the Employee Stock Purchase Plan.

Explanations

The purpose of the Employee Stock Purchase Plan is to assist eligible employees of the Company to acquire a share ownership interest in the Company. The Company believes that allowing its employees to acquire shares in the Company further aligns the interests of the Company’s employees with those of the Company’s shareholders and further allows the Company to attract and retain qualified personnel.

Organizational Information

1.	The 2022 Annual General Meeting

In accordance with Swiss Covid-19 regulations, the 2022 Annual General Meeting of ADC Therapeutics SA is by proxy only and will be held without the personal attendance of shareholders. Accordingly, voting rights may only be exercised by following the instructions below. In-person attendance of shareholders at the 2022 Annual General Meeting will not be possible.

2.	Eligibility to Vote

Shareholders registered as shareholders with voting rights in the share register maintained by our transfer agent, Computershare Trust Company N.A. (Computershare), as of April 22, 2022, at 4:00 p.m. New York time (the Record Date), will be entitled to vote at the 2022 Annual General Meeting. Shareholders who sell their shares prior to the 2022 Annual General Meeting will not be able to vote. Shareholders who purchase shares between the Record Date and the conclusion of the 2022 Annual General Meeting will not be able to vote those shares at the 2022 Annual General Meeting.

Our Articles of Association provide that, if an individual or legal entity acquires shares and, as a result, directly or indirectly, has (alone or in concert with other parties) voting rights with respect to more than 15% of the share capital recorded in the Commercial Register, the shares exceeding the 15% limit shall be entered in the share register as shares without voting rights. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with third parties) voting rights with respect to more than 15% of the share capital, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 15% limit. Shareholders who held more than 15% prior to our initial public offering remain registered with voting rights for such shares.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2022 Annual General Meeting.

3.	2022 Annual General Meeting Notice and Voting Materials are Online

Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the 2022 Annual General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may request a copy of this Invitation to the 2022 Annual General Meeting and/or give voting instructions and authorization to the Independent Proxy, Mr. Martin Habs, Esq., notary public, Lausanne, Switzerland, as well as information on voting by phone or by mail.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give instructions and authorization to the Independent Proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of the Invitation to the 2022 Annual General Meeting and a proxy card as indicated in the Notice. This Invitation to the 2022 Annual General Meeting can also be accessed at www.envisionreports.com/ADCT.

4.	Voting Instructions to the Independent Proxy

We ask all shareholders to go online to www.envisionreports.com/ADCT to vote their shares. In accordance with Swiss Covid-19 regulations, voting rights can only be exercised through the Independent Proxy, Mr. Martin Habs, Esq., notary public, Lausanne, Switzerland. The online voting will allow shareholders to give voting instructions and authorization to the Independent Proxy via Computershare prior to the 2022 Annual General Meeting up until June 26, at 11:59 p.m. EDT / June 27, at 5:59 a.m. CEST.

The Independent Proxy will be physically present at the 2022 Annual General Meeting in order to vote on behalf of the shareholders from whom Computershare has received valid instructions and authorization.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give voting instructions and authorization to the Independent Proxy electronically through to www.envisionreports.com/ADCT or with the individual shareholder number (QR Code) (recommended by the Company), or via phone. To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give voting instructions and authorization to the Independent Proxy through Computershare by mail, using a proxy card. Holders of Record may order a copy of this Invitation to the 2022 Annual General Meeting and a proxy card as indicated in the Notice.

Holders of Record who have ordered a proxy card and who would like to give voting instructions and authorization to the Independent Proxy should send their filled out and signed proxy card to Computershare at the following address:

Proxy Services
c/o Computershare Investor Services
PO Box 505008
Louisville, KY 40233-9814
United States of America

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than June 26, at 11:59 p.m. EDT / June 27, at 5:59 a.m. CEST.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.

Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions and authorization to the Independent Proxy electronically should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.

Street Name Holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.

5.	Shareholder questions

As personal attendance at the 2022 Annual General Meeting is not permitted, shareholders entered in the share register with voting rights may submit questions to the Company ahead of the 2022 Annual General Meeting by sending an e-mail to the address as set out below.

6.	Record of Resolutions

A record of the resolutions taken by the 2022 Annual General Meeting will be available for inspection after the meeting at the Company’s registered office at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland, and will be published on the Company’s website at https://ir.adctherapeutics.com/.

7.	Annual Report

The Annual Report for the financial year 2021 (including the 2021 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors’ Reports) is available to the shareholders for inspection as from the date of the Notice at the Company’s headquarter at Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Annual Report will be mailed on request free of charge to any shareholder. The Annual Report is also available electronically on the Company’s website at https://ir.adctherapeutics.com/sec-filings/annual-reports-and-proxies/default.aspx.

Contact Address

ADC Therapeutics SA

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

Investor Relations:
Amanda Hamilton

Phone: +1 917-288-7023
ir@adctherapeutics.com

www.adctherapeutics.com

Epalinges, May 20, 2022

ADC Therapeutics SA

For the Board of Directors
Ron Squarer Chairman of the Board of Directors